EXHIBIT 1

IIJ Announced Its Proposed Management Team and the Introduction of the Executive Officer System

TOKYO, March 4, 2010 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. (Nasdaq:IIJI) (TSE:3774) ("IIJ") announced that its Board of Directors has resolved today the introduction of the Executive Officer System. IIJ has also nominated the candidates for its Board of Directors and appointed its Executive Officers, as follows.

1.      Change in the Management Structure

Announced on February 4, 2010 in the press release "IIJ to absorb Wholly-owned subsidiary", IIJ has resolved to absorb its wholly-owned subsidiary IIJ Technology Inc. ("IIJ-Tech") on April 1, 2010. Accompanied with this merger, IIJ hereby announce that it will introduce a new management structure.

2.      Reason for the Introduction of the Executive Officer System

IIJ will reorganize its Board of Directors as well as introduce an Executive Officer System. IIJ expects to further enhance its corporate governance by separating its decision making, supervisory function and business execution function. IIJ also plans to prepare a structure to help speed up and efficiently promote its business execution.

3.      Outline of the Executive Officer System

  Executive Officers is given authority and responsibility to execute the duties and operations which are decided by the Board of Directors.
  The appointment and dismissal of Executive Officers will be made by the Board of Directors.
  The term of office of Executive Officers is two years.
  A Board of Director may also serve as Executive Officer.

4.      Timing of Introduction of the System

April 1, 2010.

5.      Proposed Management Team

(1)   Board of Directors

New Title	Name	Current Title
Representative Director and CEO of IIJ	Mr. Koichi Suzuki	Representative Director and CEO of IIJ Chairman of IIJ-Tech
Executive Vice President (1)	Mr. Senji Yamamoto	President of IIJ Financial Systems Inc. Vice Chairman and representative director of IIJ-Tech
Senior Managing Director	Mr. Hideshi Hojo	Senior Managing Director of IIJ
Senior Managing Director (Scheduled) (2)	Mr. Takeshi Kikuchi	President of IIJ-Tech
Senior Managing Director	Mr. Hitoshi Imafuku	Senior Managing Director of IIJ
Managing Director (1)	Mr. Takamichi Miyoshi	Director of IIJ
Managing Director and CFO (1)	Mr. Akihisa Watai	Director and CFO of IIJ
Director (Part-time) (3)	Mr. Yasurou Tanahashi	Director of IIJ (Part-time)
Director (Part -time) (3)	Mr. Takashi Hiroi	Director of IIJ (Part-time)
Director (Part -time) (3)	Mr. Junnosuke Furukawa	Director of IIJ (Part-time)
Director (Part -time) (3)	Mr. Shingo Oda	Director of IIJ (Part-time)
Director (Part -time) (Scheduled) (2)	Mr. Yoshifumi Nishikawa
(1) Mr. Senji Yamamoto, Mr. Takamichi Miyoshi and Mr. Akihisa Watai will be promoted on April 1, 2010
(2) Mr. Takeshi Kikuchi and Mr. Yoshifumi Nishikawa will be subjected to approval as IIJ's new Company Director at the upcoming IIJ's Ordinary General Meeting of Shareholders scheduled to be held in June 2010
(3) Outside Company Directors

(2)   Company Auditors

New Title	Name	Current Title
Company Auditor (Full-time)(1)	Mr. Junichi Tate	Company Auditor of IIJ (Full-time) Company Auditor of IIJ-Tech (Part-time)
Company Auditor (Full-time) (Scheduled)(2)	Mr. Shunichi Kozasa	Company Auditor of IIJ-Tech (Full-time)
Company Auditor (Part-time)(1)	Mr. Masaki Okada	Company Auditor of IIJ (Part-time)
Company Auditor (Part-time)(1)	Mr. Masaaki Koizumi	Company Auditor of IIJ (Part-time)
(1) Outside Company Auditors
(2) Mr. Shunichi Kozasa will be subjected to approval as IIJ's new Company Auditor at the upcoming IIJ's Ordinary General
Meeting of Shareholders scheduled to be held in June 2010
(3) Mr. Hirofumi Takahashi will resign from IIJ's Company Auditor effective on the close of the upcoming IIJ's Ordinary General
Meeting of Shareholders scheduled to be held in June 2010

(3)   Executive Officers

New Title	Name	Current Title
Senior Executive Officer(1)	Mr. Tsutomu Yoshihara	Senior Managing Director of IIJ-Tech
Senior Executive Officer(2)	Mr. Chiaki Furuya	Managing Director of IIJ
Executive Managing Officer(1)	Mr. Masayoshi Tobita	Managing Director of IIJ-Tech
Executive Managing Officer(2)	Mr. Kazuhiro Tokita	Director of IIJ Director of IIJ-Tech
Executive Managing Officer(2)	Mr. Junichi Shimagami	Director of IIJ
Executive Officer(2)	Mr. Kiyoshi Ishida	Director of IIJ
Executive Officer	Mr. Yasumitsu Iizuka	General Manager of Sales Department for Public Sector
Executive Officer(1)	Mr. Kokichi Matsumoto	Director of IIJ-Tech
(1) Mr. Tsutomu Yoshihara, Mr. Masayoshi Tobita and Mr. Kokichi Matsumoto will retire from IIJ-Tech's Director and become IIJ's
Executive Officer on April 1, 2010
(2) Mr. Chiaki Furuya, Mr. Kazuhiro Tokita, Mr. Junichi Shimagami and Mr. Kiyoshi Ishida will become IIJ's Executive Officer on
April 1, 2010 and will resign from IIJ's Director effective on the close of the upcoming IIJ's Ordinary General Meeting of
Shareholders scheduled to be held in June 2010

About IIJ

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT:  Internet Initiative Japan Inc.
          IIJ Investor Relations
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/en/IR